Form 51-102F3

Material Change Report

Item 1.    Name and Address of Company

NDT Ventures Ltd. (“NDT”)

860 - 625 Howe Street

Vancouver, B.C.

V6C 2T6

Tel: (604) 687-7545

Item 2:    Date of Material Change

The material change occurred on or about October 28, 2004.

Item 3:    News Release

News Release #04-17 dated October 28, 2004 was released in Vancouver, B.C., disseminated by Stockwatch and Market News, filed with SEDAR, posted on NDT’s website at www.northair.com/ndt/, and distributed to NDT’s internal data base of interested persons via e-mail or fax (as per each individual’s request).

News Release dated October 29, 2004, issued pursuant to National Instrument 54-102, was released in Vancouver, B.C., disseminated by Market News and filed with SEDAR.

Item 4.    Summary of Material Change

NDT has received regulatory approval for the option agreement with Troon Ventures Ltd. (“Troon”), a company with certain directors and officers in common, for the Troy Property located 65 km southeast of Chapleau, Ontario.

Item 5.    Full Description of Material Change

The TSX Venture Exchange has approved NDT’s transaction with Troon, pursuant to which NDT can acquire a 60% interest in Troon’s Troy Property. NDT can earn a 60% interest by paying Troon $75,000 cash, issuing 500,000 common shares and incurring $2,000,000 in exploration expenditures over a five year period. NDT has issued 25,000 shares to Troon with a hold period expiring February 28, 2005. Troon and NDT have certain directors in common, namely D. Bruce McLeod, Donald A. McLeod and Fred G. Hewett

As part of the agreement, NDT will be required to spend $150,000 on exploration in the first year, of which $125,000 is a firm commitment. NDT has commenced a program of line cutting and grid preparation, geological mapping and sampling, and backhoe trenching. Positive results will lead to a December drill program. The exploration program is under the direction of Mr. Dave Visagie, P.Geo, Senior Geologist of The Northair Group, who is a Qualified Person as defined by NI 43-101.

The Troy Property consists of some 1653 hectares located in the easternmost portion of the Batchawana Greenstone Belt which hosts the major gold deposits located at Kirkland Lake, Timmins and Val d’Or. The property is accessible from Chapleau by a combination of logging and paved roads.

Gold was initially found on the property in 1999 by prospectors with grab samples returning gold values up to 19 g/t. Limited exploration since that time has revealed five mineralized zones along a five kilometre length of sheared and altered volcanics hosting sulphide bearing quartz veins and mafic flows peripheral to the veins. The property is well overburden covered but surface sampling of the zones has returned significant gold values ranging from 5.807 g/t to 0.337 g/t gold from grab and chip sampling. The widths and lengths of the known zones cannot be determined due to the overburden cover but soil surveys completed over two of the zones have outlined open soil anomalies. Of particular interest is the soil survey conducted on the Troy Zone where an open gold in soil anomaly measuring 250 metres by 60 metres returned values up to 5.541 g/t gold. A property wide airborne geophysical survey has outlined a 3.4 kilometre long trend of EM conductors, which suggest that the zones extend beyond the known limits.

Item 6.    Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7.    Omitted Information

Not applicable.

Item 8.    Executive Officer

The name of the Senior Officer of NDT who is knowledgeable about the material change and can be contacted by the Commission is:

Fred G. Hewett, President, 604-687-7545

Item 9.    Date of Report

Dated at Vancouver, British Columbia, this 4th day of November 2004.